SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 June 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1 99.2 99.3 99.4 99.5 99.6 99.7 99.8 99.9 99.10
Transaction in Own Shares dated 05 June 2023
Transaction in Own Shares dated 06 June 2023
Transaction in Own Shares dated 07 June 2023
Transaction in Own Shares dated 08 June 2023
Transaction in Own Shares dated 09 June 2023
Transaction in Own Shares dated 12 June 2023
Transaction in Own Shares dated 13 June 2023
Transaction in Own Shares dated 14 June 2023
Transaction in Own Shares dated 15 June 2023
Transaction in Own Shares dated 16 June 2023

Exhibit No: 99.1

05 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	02 June 2023

Aggregate number of ordinary shares purchased:	34,714

Lowest price paid per share:	£ 53.2400

Highest price paid per share:	£ 54.0400

Average price paid per share:	£ 53.7245

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,155,060 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5667B_1-2023-6-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 34,714 (ISIN: GB00BHJYC057)

Date of purchases: 02 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	34,714
Highest price paid (per ordinary share)	£ 54.0400
Lowest price paid (per ordinary share)	£ 53.2400
Volume weighted average price paid(per ordinary share)	£ 53.7245

Exhibit No: 99.2

06 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	05 June 2023

Aggregate number of ordinary shares purchased:	51,889

Lowest price paid per share:	£ 53.6800

Highest price paid per share:	£ 54.2800

Average price paid per share:	£ 53.9325

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,103,171 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7218B_1-2023-6-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 51,889 (ISIN: GB00BHJYC057)

Date of purchases: 05 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	51,889
Highest price paid (per ordinary share)	£ 54.2800
Lowest price paid (per ordinary share)	£ 53.6800
Volume weighted average price paid(per ordinary share)	£ 53.9325

Exhibit No: 99.3

07 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	06 June 2023

Aggregate number of ordinary shares purchased:	44,809

Lowest price paid per share:	£ 53.8600

Highest price paid per share:	£ 54.5200

Average price paid per share:	£ 54.3010

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,058,362 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8695B_1-2023-6-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 44,809 (ISIN: GB00BHJYC057)

Date of purchases: 06 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	44,809
Highest price paid (per ordinary share)	£ 54.5200
Lowest price paid (per ordinary share)	£ 53.8600
Volume weighted average price paid(per ordinary share)	£ 54.3010

Exhibit No: 99.4

08 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	07 June 2023

Aggregate number of ordinary shares purchased:	51,994

Lowest price paid per share:	£ 54.2000

Highest price paid per share:	£ 54.8000

Average price paid per share:	£ 54.5014

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,006,368 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0238C_1-2023-6-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 51,994 (ISIN: GB00BHJYC057)

Date of purchases: 07 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	51,994
Highest price paid (per ordinary share)	£ 54.8000
Lowest price paid (per ordinary share)	£ 54.2000
Volume weighted average price paid(per ordinary share)	£ 54.5014

Exhibit No: 99.5

09 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	08 June 2023

Aggregate number of ordinary shares purchased:	39,305

Lowest price paid per share:	£ 53.9400

Highest price paid per share:	£ 54.5200

Average price paid per share:	£ 54.1766

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,967,063 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1756C_1-2023-6-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 39,305 (ISIN: GB00BHJYC057)

Date of purchases: 08 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,305
Highest price paid (per ordinary share)	£ 54.5200
Lowest price paid (per ordinary share)	£ 53.9400
Volume weighted average price paid(per ordinary share)	£ 54.1766

Exhibit No: 99.6

12 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 09 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	09 June 2023

Aggregate number of ordinary shares purchased:	36,505

Lowest price paid per share:	£ 54.1000

Highest price paid per share:	£ 54.5800

Average price paid per share:	£ 54.3974

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,930,558 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3183C_1-2023-6-9.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 36,505 (ISIN: GB00BHJYC057)

Date of purchases: 09 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	36,505
Highest price paid (per ordinary share)	£ 54.5800
Lowest price paid (per ordinary share)	£ 54.1000
Volume weighted average price paid(per ordinary share)	£ 54.3974

Exhibit No: 99.7

13 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	12 June 2023

Aggregate number of ordinary shares purchased:	50,794

Lowest price paid per share:	£ 54.7600

Highest price paid per share:	£ 55.4800

Average price paid per share:	£ 55.3121

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,879,764 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4687C_1-2023-6-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 50,794 (ISIN: GB00BHJYC057)

Date of purchases: 12 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	50,794
Highest price paid (per ordinary share)	£ 55.4800
Lowest price paid (per ordinary share)	£ 54.7600
Volume weighted average price paid(per ordinary share)	£ 55.3121

Exhibit No: 99.8

14 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 June 2023

Aggregate number of ordinary shares purchased:	44,543

Lowest price paid per share:	£ 55.2600

Highest price paid per share:	£ 55.9400

Average price paid per share:	£ 55.3879

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,835,221 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6123C_1-2023-6-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 44,543 (ISIN: GB00BHJYC057)

Date of purchases: 13 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	44,543
Highest price paid (per ordinary share)	£ 55.9400
Lowest price paid (per ordinary share)	£ 55.2600
Volume weighted average price paid(per ordinary share)	£ 55.3879

Exhibit No: 99.9

15 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	14 June 2023

Aggregate number of ordinary shares purchased:	49,659

Lowest price paid per share:	£ 55.3000

Highest price paid per share:	£ 55.8000

Average price paid per share:	£ 55.5111

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,785,562 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7641C_1-2023-6-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

 Schedule of Purchases

Shares purchased: 49,659 (ISIN: GB00BHJYC057)

Date of purchases: 14 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	49,659
Highest price paid (per ordinary share)	£ 55.8000
Lowest price paid (per ordinary share)	£ 55.3000
Volume weighted average price paid(per ordinary share)	£ 55.5111

Exhibit No: 99.10

16 June 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	15 June 2023

Aggregate number of ordinary shares purchased:	49,962

Lowest price paid per share:	£ 55.0200

Highest price paid per share:	£ 55.7400

Average price paid per share:	£ 55.3412

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 170,735,600 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9162C_1-2023-6-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 49,962 (ISIN: GB00BHJYC057)

Date of purchases: 15 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	49,962
Highest price paid (per ordinary share)	£ 55.7400
Lowest price paid (per ordinary share)	£ 55.0200
Volume weighted average price paid(per ordinary share)	£ 55.3412

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	16 June 2023